NGL Energy Partners LP

6120 South Yale Ave., Suite 805

Tulsa, OK 74136

July 25, 2016

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NGL Energy Partners LP
Registration Statement on Form S-3
File No. 333-212316

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NGL Energy Partners LP (the “Company”) respectfully requests that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-212316) (the “Registration Statement”) be declared effective at 4:00 p.m. (Washington D.C. time), on Wednesday, July 27, 2016, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, the Company acknowledges that:

1.                                      should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                                      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                                      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall

July 25, 2016

Please call Bruce A. Toth at (312) 558-5723 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Robert W. Karlovich III
Robert W. Karlovich III
Chief Financial Officer
NGL Energy Partners LP

cc: Courtney M.W. Tygesson